Mail Stop 4561

November 16, 2006

Douglas A. Sabella, President and Chief Executive Officer
Veraz Networks, Inc.
926 Rock Avenue, Suite 20
San Jose, California 95131

> **RE:** **Veraz Networks, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-138121**
> **Date Filed: October 20, 2006**

Dear Mr. Sabella:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, the number of shares to be offered or the number of shares to be sold by selling shareholders on the cover. See Section II.A.7 of Release No. 33-6714. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependant upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

3. Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

4. Update the financial statements pursuant to Rule 3-12 of Regulation S-X as applicable.

Prospectus Summary, page 1

5. Please expand to explain how service providers use your products "to transport, converge and manage voice traffic over legacy and IP networks, while enabling voice over IP" and other multimedia communications services. Insure that the additional information is concise and readily understandable by those unfamiliar with your technology or your industry.

6. Please provide a clearer description of how your ControlSwitch softswitch solution and I-Gate 4000 family of media gateway products enable "service providers to deploy networks and efficiently migrate" from legacy circuit-switched networks to IP networks. Your disclosure should be drafted so that someone who is unfamiliar with the softswitch and Internet Protocol industry can understand the nature of your products and services, how the products function, and the results they achieve.

7. Please clarify what you mean when you disclose that your "products allow [y]our customers to continue to realize their investment in wireless and wireline legacy networks while simultaneously offering next generation IP applications and services in a cost-effective manner without compromising service quality." Provide similar clarification for disclosure addressing how your products enable

service providers to deploy "flexible networks." Explain what you mean by your use of the phrase "flexible networks."

8. Please provide a clear and concise description of digital circuit multiplication equipment (DCME).

9. We note that the information contained in the summary is a repetition of a substantial portion of the information contained in the "Business" section. Please strive for a balanced presentation that does not employ the use of repetitious information. The summary should provide a brief, non-repetitive, non-generic discussion of the most material aspects of your company and your offering. Please reduce the amount of detail by carefully considering and identifying those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language. For example, consider significantly reducing or deleting the subsections entitled "Our Competitive Strengths" on page 2 and "Our Strategy" on page 3.

10. Consider adding disclosure to the summary that addresses your net loss of $9.7 million and your accumulated deficit of $50,797 million as of June 30, 2006.

Industry Background, page 2

11. Please specifically disclose the factual basis for, and the context of**,** all your beliefs, understandings, estimates and opinions. This particularly pertains to your disclosure of all projections and statistics. To the extent you rely on market analyses, such as those generated by IDC and Gartner, please disclose the date of the cited report. Tell us whether the cited source is available for no charge or nominal charge. Also, please provide us with copies of all sources utilized for your disclosure of statistics.

Our Competitive Strengths, page 2

12. In terms that are readily understandable to someone unfamiliar with your industry, explain what you mean when you disclose that your "softswitch architecture is an extensible solution fully mapped to IMS architectures." Explain your use of the term "IMS architecture."

Risk Factors, page 7

13. We note your disclosure in the introductory paragraph that the "risks and uncertainties described below are not the only ones we face." Your disclosure in this section should reflect all material risks faced by the company. Revise accordingly.

14. Please revise your subheadings so that they adequately describe the specific risk to investors that results from the condition or uncertainty you identify. For example, the subheading for the second risk factor on page 8 merely states that "Courts could reject the use of our products."

"Our accountants have identified and reported to us material weaknesses . . . .", page 8

15. We note in your disclosure that your independent registered public accounting firm identified certain material weaknesses in your internal controls over financial reporting as well as "other" matters that constituted significant deficiencies. Tell us in detail what these material weaknesses and "other" significant deficiencies relate to and the reasons for each error or misapplication of accounting. Also, describe in greater detail the weaknesses in your revenue recognition process. Additionally, based on your disclosure, it is not clear whether these material weaknesses or significant deficiencies impacted your financial statements or resulted in any adjustments to your financial statements. Tell us the impact these material weaknesses and significant deficiencies had on your financial statements. In this regard, tell us whether any post-closing adjustments were made, including the dollar amounts, to the Company's books and records and its financial statements as a result of these material weaknesses.

16. We also note that you have taken measures to remediate the material weaknesses and other significant deficiencies. Tell us in detail, all the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each material weakness and significant deficiency in your internal controls.

"Because management has broad discretion as to the use of the net proceeds of this offering . . . .", page 28

17. Please be advised that you may change the use of proceeds provided such reservation is due to certain contingencies that are specifically discussed and the alternatives to such use are indicated. Refer to Instruction 7 to Item 504 of Regulation S-K for guidance. Revise your disclosure accordingly.

Special Note Regarding Forward-Looking Statements, page 29

18. We note your statement that the prospectus includes forward looking statements "within the meaning of" the Private Securities Litigation Reform Act of 1995. Be advised that Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either delete any references to the Private Securities

Litigation Reform Act or make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to initial public offerings.

Use of Proceeds, page 30

19. To the extent practicable, please provide more specific disclosure regarding the allocation of the use of proceeds. For each enumerated use, add disclosure discussing the items that comprise each use. Also address whether your business plan calls for expansion or increases in expenditures and the extent to which funding from the offering is expected to be used to fund the increased expenditures you plan.

20. Disclosure indicates that you intend to terminate your credit facility upon consummation of the offering. If you will use funds from this offering for such a purpose, revise the disclosure in this section to reflect such an intention.

21. Provide a concise but meaningful description of the capital expenditures you plan to fund with the proceeds of the offering. Ensure that your Management's Discussion addresses your plans for capital expenditures and the role of those capital expenditures in your business plans and the competitive need and effect that management perceives with respect to the planned capital improvements.

Selected Consolidated Financial Data, page 36

22. Consider revising your selected financial data presentation of revenues and costs and expenses to conform to the presentation of related party revenues and operating expenses included on the audited presentation on page F-4.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

General, page 40

23. We note in your risk factor on page 19 that you place orders with your contract manufacturers and suppliers based on your estimate of future sales and that if actual sales differ materially from these estimates, your inventory levels and expenses may be adversely affected. Tell us whether you have had any material differences between actual sales and your estimates of products ordered for each year presented and if so, how this impacted your inventory valuation. Additionally, as a result of these estimates being discussed as a separate risk factor, tell us how you considered including a discussion of these estimates in your critical accounting policies and estimates section.

24. The critical accounting policy for revenue recognition is a restatement of the policy in the notes to the financial statements and does not serve as a supplement to the notes of the financial statements. The critical accounting policy for revenue recognition should describe how estimates and related assumptions were derived, how accurate estimates/assumptions have been in the past, and whether the estimates/assumptions are reasonably likely to change in the future. You should provide quantitative as well as qualitative information when information is reasonably available. See SEC Release 33-8350 and revise accordingly.

Stock-Based Compensation, page 42

25. Tell us your proposed IPO price including when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your common stock.

26. Tell us what consideration you gave to the accounting and disclosure provisions of the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid"). In this regard, tell us how you considered revising your disclosures to include: (1) the fair value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date included in the registration statement, (2) the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist and (3) for each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option up through the most recent balance sheet date.

27. Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:

- The nature and type of stock option or other equity related transaction;
- The date of grant/issuance;
- Description/name of option or equity holder;
- The reason for the grant or equity related issuance;
- The number of options or equity instruments granted or issued;
- The exercise price or conversion price;
- The fair value of underlying shares of common stock;
- The total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosures; and
- The amount and timing of expense recognition.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

28. Help us better understand the reasons for the significant increase in value of your common stock from December 2005 ($0.77 per share) to April 2006 ($3.09 per share). While we note your reasons for the increase is disclosed on page 45 (i.e. discount rate, lack of marketability percentage, probability of an IPO), it is not clear whether your estimated cash flow assumptions had changed. Tell us whether your estimated cash flow assumptions had changed and if so, provide us with your cash flow analysis. Additionally, explain whether other factors or trends had an impact on the valuation of your common stock during this period and whether these factors or trends help support an increase of over 300% during this period.

29. Reconcile and explain the differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value ($3.09) and the midpoint of your IPO offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

30. We note that as a result of the reassessed fair value of options granted during the nine months ended September 30, 2006, you increased the exercise prices of options granted during this period to the respective reassessed fair values on the date of grant and recorded deferred stock-based compensation based on the difference between the original exercise price and the reassessed fair value per share. Tell us how you considered Issue 26 of EITF 00-23 in determining your accounting for these option grants.

31. We note in your disclosure here and on page F-15 your reference to an independent valuation specialist in your discussion of the fair value of your common stock. Your current disclosures appear to indicate that you are attributing the determination of fair value to the independent valuation specialist. As a result, you must disclose the name of the valuation firm and include their consent. Alternatively, you may modify your disclosure to indicate that the responsibility for determining the value rested with the Company and the valuation report was used as part of your analysis. Please revise or delete these references. Refer to Section 436(b) of Regulation C.

Results of Operations, page 46

32. Your discussion of the results of operations frequently does not quantify sources of material changes. For example and without limitation, disclosure on page 46 indicates that the decrease in services revenue resulted primarily from a decrease in DCME service revenues which was partially offset by an increase in IP service revenues. You have not quantified the contributions of the sources of the change. Furthermore, prefacing the reference to these sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. Please consult section III.D of Release No. 33-8350 and revise your disclosure as appropriate.

33. We note from disclosure on page 9 that your business has been subject to pricing pressure, and that the prices at which you offered your products have been "severely undercut" by your competitors. However, your Results of Operations does not discuss the competitive pricing environment for your products or the actions taken from period to period by your competitors and your company in pricing their products. Revise to provide this information, including when and the extent to which changes were implemented. Explain the effects that changes in pricing had on your results from one period to the next. Disclose the changes in revenues that were attributable to changes in prices, from one period to the next. Discuss the effects of pricing changes on your margins, if prices changed in reaction to competitive prices that "severely undercut" your offered prices, or otherwise.

34. We note the language in risk factors discussion regarding the your severe undercutting of prices, which suggests you may have experienced volatility in product orders. Please address any such experiences and the company's reaction.

35. Ensure that your Results of Operations section provides meaningful insight concerning the underlying business conditions you confront and the strategy management selects to address those conditions. Revise to avoid mere recitation of the line items of the statement of operations and a general presentation of percentage amounts that are readily ascertainable from the face of the financial statements. For example, on page 47 you attribute changes in your services margins to an increase in "customer implementation activity". Concisely describe the nature of these activities and discuss management's strategy in choosing the changed or enhanced marketing methods for your products and services.

36. Consistent with the preceding comment, we note that a substantial portion of the text in this section recites dollar amounts from the face of the financial statements and purports to discuss increases in a category of expenses by stating that the expense increase was due to increased activity. For example, on page 47, you

attribute greater research and development costs to an increase in headcount, consultants and related expense. Describe the conditions or plans led to the decision to expand the headcount, rely on consultants to a greater extent, and the like. Similarly, describe the events that led to materially increased audit and legal fees.   Explain whether these changes are transitory or represent a change in your cost structure.

37. In the fourth paragraph under the sub-heading "Years ended December 31, 2003 and 2004", you state that a decrease in DCME services was the result of DCME product sales. However, DCME product sales increased from $42 million to $48 million. Please reconcile the disclosure or explain the apparent inconsistency.

38. On page 62 you refer to termination of the marketing relationship with ECI and associated changes in your business operations. Those changes resulted in Veraz' responsibility for sales functions that ECI previously provided. However, the information about sales and marketing expenses in the text addressing your results of operations does not appear to discuss this change. Please revise to explain the motivations behind the change and the impact that has been experienced and is expected. Provide a meaningful discussion of the impact on your operations and how the change has and will impact recent and future results, compared to the prior periods.

39. Please provide a description of the financial and other loan covenants related to the credit facility with Bank Leumi le-Israel B.M. Also include a discussion of the loan covenant that was breached by the company and the terms on which the breach was excused by the lender.

Liquidity and Capital Resources

Financing Activities, page 53

40. We note that you were not in compliance with certain non-financial loan covenants under your borrowings from Bank Leumi le-Israel B.M. for which you received a waiver of the covenants breached from the bank. Revise to the extent that it is reasonably likely that long term liquidity is affected by any restrictive covenants and to provide management's discussion and analysis of the impact of any such known commitments or uncertainties. See Item 303 of Regulation S-K and Section IV.C. of SEC Release 33-8350 for further guidance. Additionally, revise to disclose the period of the waiver pursuant to Rule 4-08 (c) Regulation S-X here and in your footnote on page F-23. Also, tell us how you considered paragraph 7 of Chapter 3A of ARB 43 in determining that a portion of this liability should continue to be classified as non-current.

Business, page 55

General

41. To the extent practicable, please limit the use of technical jargon. Such disclosure is not consistent with Rule 421(b) nor is it meaningful to someone unfamiliar with your industry, your business, the nature of the products/services you offer, or how specific customers in the marketplace utilize your products. Without limitation, we refer you to your use of the following terms or phrases:

- "[b]oth products support various PSTN interfaces including T1, E1 and IP interfaces including Fast Ethernet. In addition, I-Gate 4000 PRO also supports PSTN interfaces including DS3, STM-1, OC-3 and IP interfaces including Gigabit Ethernet" (page 60);
- "voice compression codecs such as G.711, G.729, G.723, EFR" (page 61)
- "Signaling and control modules that provide protocol mediation enabling the ControlSwitch to interface with global legacy signaling variants such as SS7, PRI, CAS as well as IP Protocols such as H.323, SIP, H.248 and MGCP" (page 61);

Our Company, page 55

42. Please substantiate your statement that your "media-gateway products deliver industry-leading voice quality and compression capabilities . . . ."

43. Explain what you mean when you disclose that your "softswitch and media gateway platforms deliver a scalable, interoperable and modular network solution that is compatible with existing legacy and IP standards and IMS architecture."

Our Competitive Strengths, page 57

44. Explain how your "ControlSwitch incorporates a programmable interface that enables service providers to customize and deploy multimedia communication services offered by us and third parties to generate new revenue streams more rapidly than [y]our competitors' products."

Our Products and Services, page 59

I-Gate 4000 Media Gateways, page 59

45. Explain what you mean when you characterize the I-Gate 4000 PRO as "high-density" and the I-Gate 4000 EDGE as a "lower density" product.

46. Please provide a description of a "redundant compressed voice channel" and what it means to have voice channels in a "single shelf."

DTX-600, page 60

47. Clarify your use of the phrase "network optimization platform for diverse network applications." Also, explain your use of the term "Point-Of-Presence".

Solutions Offered by Our Products, page 60

48. Clarify your use of the term "IP Static Trunking" and "IP Centex" and the acronym "VPN".

Our Technology, page 61

49. Explain your use of the phrases "smart packet loss concealment" and "adaptive jitter buffer".

Customers, page 62

50. We note that sales to ECI, Technoserv, and Classica accounted for 21%, 13%, and 10% of your revenues for 2005. Please tell us whether you have written agreements with any of those customers, and if so, file those agreements. Also, to the extent any other customer(s) accounted for 10% or more of your revenue, please file these agreements as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K. Also please disclose the duration of your relationships with your significant customers here or elsewhere in your prospectus, as appropriate.

51. Please add the disclosure required by Item 101(d) of Regulation S-K or provide a cross-reference to such disclosure contained in your financial statement footnotes.

52. Please advise us of the nations where the company conducts business, which includes the nations where you sell products.

Intellectual Property, page 63

53. To the extent material, please elaborate here or elsewhere, as appropriate, on the intellectual property and/or technology that you license from third parties. Please discuss whether these third parties have a right to terminate and raise prices during the term of their agreements. Any agreements that encompass third-party intellectual property or technology that is material to your business may need to be filed as exhibits to the registration statement. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K for additional guidance.

Employment Agreements, page 71

54. Expand the disclosure relating to the targets that need to be met in order for the Messrs. Sabella, Wood, Chawla, and Zahar to earn performance bonuses. Please provide a qualitative description of the measures that used to evaluate whether a bonus is earned or the amount of bonus that will be paid.

Certain Relationships and Related Party Transactions, page 82

55. Please expand this section to provide a brief description of the terms of each class of preferred stock held by an affiliate. In particular, concisely discuss the conversion rate and terms of each such class.

56. It appears that there were related party transactions with each of the members of the compensation committee during the most recently completed fiscal year. To the extent related party transactions requiring disclosure under Item 404 of Regulation S-K took place with members of the compensation committee during 2005, the discussion concerning those transactions should be provided under the heading "Compensation Committee Interlocks and Insider Participation" sub-heading.

57. We note the disclosure on pages 70-71 regarding options awarded to and held by executive officers. In this regard, the Option Grant table shows awards to Messrs. Sabella and Wood in 2005, but the Summary Compensation Table has no entries under the options column. Similarly, although the individuals in the summary compensation table appear to have held options at the end of 2005, and the "Employment Agreements" subsection includes reference to options owned by each of the executives listed in the summary compensation table and it appears that no options are listed in the option exercise/year end value table for those persons at December 31, 2005.

58. With respect to each arrangement discussed in this section, ensure that you disclose the dollar amounts paid or received in each of financial reporting period. For example, state the years in which you subleased the Florida office space from your affiliate and the aggregate rentals paid in each year. Clarify how the sublease payments relate to the sublessor's rent obligations. In quantitative terms, explain what you mean in referring to the "substantial portion" of the lease. As a further example of the expanded disclosure sought by this comment, the size of the consulting payments to Mr. Hachavov in each of the three years ended December 31, 2005, is unclear.

59. On page 64, you state that you are not a party to any pending legal proceedings. However, on page 83, you indicate that you have agreed to pay fees, costs,

settlement amounts and other expenses that result from a proceeding between ECI and a terminated employee. Revise the text at page 64 to alert investors to this arrangement, and expand the text on page 83 to discuss the nature of the dispute, and the quantitative nature of your exposure under this cost-sharing or indemnification arrangement with ECI.

60. Please compare how the terms of the purchases from ECI compare to the terms that the supplier-controlling shareholder offers to other purchasers of its products. The extent of discounts or premiums received, or incorporated into written arrangements governing any future transactions, should be discussed. Please expand the fourth paragraph on page 82 to include a discussion for 2004 and 2003.

61. The disclosure stating that you pay "a commission" to ECI for sales agent services in Russia is not sufficient. Please disclose the commission and how much was paid as commissions for each of the periods required under Item 404 of Regulation S-K. You should quantify the dollar amount of the collection fees received by Veraz for its services as ECI's collection agent. The fixed profit percentage that was provided to ECI Telecom with respect to the products provided under its sole source arrangement with Veraz should also be provided. Further, disclose how this arrangement compared to the prices ECI charges non-affiliates.

Principal And Selling Stockholders, page 86

62. Revise to provide the information in the beneficial ownership table as of the most recent practicable date, as required by Item 403 of Regulation S-K.

63. We note that a portion of the underwritten shares will be offered and sold on behalf of a selling stockholder. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by ECI Telecom. Refer to Interp. I.60 of the July 1997 Manual of Publicly Available Telephone Interpretations and Interp. 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations. Finally, please confirm that the selling securityholder is not a broker dealer or affiliate of a broker dealer.

Description of Capital Stock, page 89

64. Please provide a materially complete description of the terms of the convertible securities that held by ECI and other affiliates. Also, the conversion terms of the various classes of preferred stock are not described on a class-by-class basis. Revise as appropriate.

Consolidated Statements of Operations, page F-4

65. You disclose on page F-11 that certain revenue under multiple-element arrangements are recognized ratably as a result of certain elements for which VSOE does not exist and that such arrangements are allocated between DCME Products, IP Products and Services in your consolidated statements of operations based on the relative stated invoice amounts for such elements. Note that where there is a lack of VSOE of fair value among the arrangement elements, SOP 97-2 prohibits separation of the total arrangement fee for recognition purposes. Absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X that supports allocating the arrangement fee in the income statement based on the stated invoice amounts, you should amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable because of the absence of VSOE for the undelivered element. You should also include a footnote description to inform investors of the nature of the additional line item. Please revise to tell us why such revision is not necessary.

Note 2. Summary of Significant Accounting Policies

(i) Revenue Recognition, page F-10

66. We note that the Company considered the indicators of EITF 99-19 in determining that revenues from sales of the DCME products should be recognized on a gross basis. Specifically, you indicate that the Company is the primary obligor, you have general inventory risk and you determine the product specifications. Please provide your analysis for all the indicators cited in EITF 99-19. In this regard, we note that ECI has requested letters of credit or accounts receivable insurance to mitigate credit risk; ECI provides supply, service and warranty repairs; and the purchase price is computed as a percentage of revenues. At a minimum, please explain how these items factored into your analysis. Furthermore, we note from your disclosures on page 16 that an affiliate of ECI acts as a sales "agent" for the sale of your IP and DCME products in Russia. Tell us if your analysis under EITF 99-19 differs for sales of ECI products made by ECI affiliates.

67. Also, considering that ECI provides service and warranty repairs, tell us whether you recognize revenue for such services on a gross or net basis and please explain how you considered EITF 99-19 in your analysis.

68. We note that you recognize revenue from sales through indirect sales either on a sell-in or sell-through basis depending on your experience with the individual channel partner. Tell us what factors you use to determine the basis in which to recognize revenue for sales through indirect channels including whether your

indirect channel partners have return rights or other rights and warranties. Additionally, where revenue is recognized on a sell-through basis, tell us whether you are notified of the sell-through in the same period that the actual sale took place.

69. We note that for certain arrangements VSOE has been established based on stated renewal rates offered to a customer. Tell us what percentage of your customers actually renew at these stated rates. Also, provide the range of typical renewal rates that are stated in your contracts.

70. We note that for your Secure Communications solutions you have established VSOE for installation and for static trunking solutions, VSOE of installation has not been established. Clarify the reasons you are able to establish VSOE of installation services for certain solutions and not for others.

71. We note that your arrangement fees are generally due within one year or less from the date of delivery or acceptance. Note that extended payment terms may include periods less than one year, particularly if the use of the extended payment terms is not your customary practice. Tell us specifically what your normal payment terms are and whether you offer varying payment terms for different customers. Additionally, tell us whether you have a history of successfully collecting under your normal payment terms without providing any termination charge reimbursements or concessions. In your response, explain how your normal payment terms comply with the guidance in paragraphs 27 through 30 of SOP 97-2 by addressing the factors outlined in the AICPA Technical Practice Aid 5100.56 and .57.

(v) Net Loss Allocable to Common Stockholders Per Share, page F-19

72. We note that you have redeemable convertible preferred stock. Tell us how you considered EITF 03-06 in determining whether the Company's convertible preferred stock should be considered a participating security for the purpose of computing earnings per share. Revise your disclosures to include a discussion of EITF 03-06 and its impact on the Company's earnings per share calculations.

Note 13. Stock Option Plans, page F-30

73. We note that you adopted SFAS 123(R) on January 1, 2006 and that your current disclosures do not appear to provide all of the disclosures required by SAB 107 and SFAS 123(R). Please tell us your consideration for the disclosure requirements of SAB No. 107, Section H, Question 1 which includes all disclosures required by paragraphs 64-65, 84 and A240-242 of SFAS 123(R). In this regard, your current disclosures do not appear to include the all of the

disclosures required under paragraphs A240(c)(2), A240(d)(1) and A240(e)(2)(d) of SFAS No. 123(R). Please advise and revise your disclosures as applicable.

Note 14. Segment and Geographic Information, page F-32

74. Tell us how you considered disclosing revenue earned by product (i.e. static trunking solutions, VoIP solutions, Secure Communications solutions) for each year presented as noted in paragraph 37 of SFAS 131.

Note 15. Factoring, page F-33

75. We note you sell trade receivables to financial institutions and that the control and risk of those trade receivables were fully transferred in accordance with SFAS 140. Given the significance of the sales of your accounts receivables, expand your disclosure to discuss how you structured these transactions to qualify for sale accounting and tell us how you considered paragraph 8 of APB 22 in disclosing your accounting policy for sales of your accounts receivables.

Part II – Information Not Required in Prospectus

Signatures

76. Please have the principal accounting officer sign in this capacity.

Exhibits

77. Please provide the form of legality opinion with the next amendment so that we can review it and provide comments, if any, at the earliest practicable date.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Gilmore at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, you may contact me at (202) 551-3462 or Barbara Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc.   James F. Fulton, Jr. Esq.
        by facsimile at 650-849-7400